Exhibit 3.10
DEAN HELLER
Secretary of State
204 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz
Document Number:
20070012321-98
Filing Date and Time:
01/08/2007        11:00 AM
Entity Number
C19663-2004

Certificate of Amendment
(Pursuant to NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 — After Issuance of Stock)
1.	Name of corporation:

ESPRE SOLUTIONS, INC.

2.	The articles have been amended as follows (provide article numbers, if available).

Section 3, Shares, is amended in its entirety to read as follows:

The aggregate number of shares which this Corporation shall have the authority to issue is Three Hundred Thirty-Five Million (335,000,000) share of all classes of stock, consisting of Three Hundred Thirty Million (330,000,000) shares of common stock, par value $.001, and Five Million (5,000,000) shares of preferred stock, par value $.001, the rights and preferences of which will be fixed and determined by this Corporation’s board of directors.

3.	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is a majority of the voting power.

4.	Effective date of filing (optional):

5.	Officer Signature (required): /s/ Peter Ianace